April 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:  Brian Cascio

Li Xiao

Gary Todd

Re:  Exar Corporation
Form 10-K for the Fiscal Year Ended March 27, 2016
Filed May 27, 2016
File No. 001-36012

Ladies and Gentlemen:

On behalf of Exar Corporation (the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated April 18, 2017, with respect to the Company’s Form 10-K for the fiscal year ended March 27, 2016 filed on May 27, 2016 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Form 10-K for the Fiscal Year Ended March 27, 2016

General

1.

You limit your response to comment 1 in our letter dated March 21, 2017, as it pertains to past activity, to “the period covered by the Form 10-K.” In your response to comment 2 in our letter you reference your response to comment 1, then state that you are not aware of “any … past … contacts with Sudan or Syria ….” Please clarify for us whether you are aware of direct or indirect contacts with Sudan or Syria, their governments or entities their governments control, during the fiscal years ended March 30, 2014 and March 29, 2015.

Response: We are not aware of direct or indirect contacts with Sudan or Syria, their governments or entities their governments control, during the fiscal years ended March 30, 2014 and March 29, 2015.

Exar Corporation • 48720 Kato Road • Fremont, CA 94538 • tel 510.668.7000 • fax 510.668.7001 • www.exar.com

* * * * *

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (510) 668-7000 or via email at Keith.Tainsky@exar.com.

Sincerely

/s/ Keith Tainsky

Keith Tainsky

Chief Financial Officer

Exar Corporation

cc:       Ryan Benton, Exar Corporation

James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP

Exar Corporation • 48720 Kato Road • Fremont, CA 94538 • tel 510.668.7000 • fax 510.668.7001 • www.exar.com